Buenos Aires, September 30th, 2021

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS

Ref.: General Ordinary and Extraordinary Shareholder´s Meeting dated as of September 30, 2021.

Dear Sirs,

I am writing to Bolsas y Mercados Argentinos (“ByMA”) and the National Securities Commission (“Comisión Nacional de Valores” or "CNV"), in my capacity as Responsible for Market Relations of Pampa Energía S.A.  (de “Company”) in accordance with article 4, Chapter II, Title II of the CNV Regulations and article 79 of the ByMA Listing Regulation.

To this regard, below is a summary of the resolutions adopted by the Company’ Ordinary and Extraordinary General Shareholders Meeting that took place on September 30, 2021 (hereinafter the “Shareholders Meeting”), which was virtually held under the terms of article 30 of the Bylaws:

Item 1: The Shareholders Meeting, by a majority equivalent to 99.99% of the computable votes resolved to appoint the representatives of the shareholders Fondo de Garantía de Sustentabilidad in charge of the Administración Nacional de la Seguridad Social (“ANSES”) and JP Morgan Chase Bank – ADR (“JPM”) to sign the minute of the Shareholders Meeting.

Item 2: The Shareholders Meeting, by a majority equivalent to 99.99% of the computable votes resolved to elect Messrs. Maximiliano Sebastián Ramírez and María Agustina Montes as alternate members of the Board of Directors.

Item 3: The Shareholders Meeting, by a majority equivalent to 99.62% of the computable votes resolved to elect Mr. Germán Wetzler Malbrán as alternate member to fill the vacancy in the Supervisory Committee.

Item 4: The Shareholders Meeting, by a majority equivalent to 99.99% of the computable votes resolved to approve reduction of stock capital of AR$12,513,675, that is from AR$1,398,919,655 to AR$1,386,405,980 and cancellation of 12,513,675 ordinary, book-entry shares of $1 par value each and entitled to 1 vote per share, in accordance with article 220 item 1 of the Corporations Act. As a consequence, the capital stock will be reduced from AR$ 1,398,919,655 to AR$ 1,386,405,980.

Item 5: The Shareholders Meeting, by a majority equivalent to 99.97% of the computable votes resolved to approve (i) the creation of a new Company’s Global Notes Program for an amount of up to US$ 2,000,000,000 (U.S. Dollars two billion) (or the equivalent thereof in other currencies or value units) that enables the issuance of non-convertible and/or convertible notes; and (ii) delegate to the Board of Directors the most ample powers to, without any subsequent ratification by a Meeting of Shareholders, (i) determine all the terms and conditions of the Notes Program (including, without limitation, the time, price, form and terms of payment of the Notes, currency and use of proceeds), of the frequent issuer prospectus and of the different classes and/or series of notes to be issued under the above-mentioned documents, the Board being also able to modify the terms and conditions approved by the Meeting, to the extent permitted by the applicable law; (ii) approve, enter into, execute and/or subscribe any agreement, contract, document, instrument and/or security in relation to the Notes Program, the frequent issuer prospectus, the renewal or extension of the term of this documents, and/or the issuance of the different classes and/or series of notes thereunder, including without limitation any prospectus, supplement, contract or document, a firm placement agreement with a broker, with the capacity to file or conduct any applications, proceedings and/or steps with the Argentine Securities Commission and/or Mercado de Valores, the Buenos Aires Stock Exchange, Mercado Abierto Electrónico, the Securities and Exchange Commission or other stock exchanges or securities markets, as determined from time to time by the Board of Directors or any persons authorized by the Board of Directors in relation to the Notes Program, the frequent issuer prospectus and/or the notes issued thereunder; and (iii) subdelegate to one or more of its members and/or one or more persons designated by them from time to time all the powers and authority referred to in items (i) and (ii) above. The subdelegates are authorized to carry out all acts and diligences that are directly or indirectly related with what is considered in this item of the Agenda, being the above-mentioned capacities just examples and not limitations.

Item 6: The Shareholders Meeting, by a majority equivalent to 99.99% of the computable votes resolved to authorize Gabriel Cohen, Patricio Benegas, Daniel Hanna, Julieta Castagna, Francisca Turri, Carolina Sigwald, Gerardo Paz, Agustina Montes, Maite Zornoza, Eugenia Sanchez Nuin, Juan Manuel Recio, Débora Tortosa Chavez, Mabel Beratta, Diego Alexi, Luis León, María José Maure Bruno, Micaela Saieg, Martín Gardella, Paula Devotto, Fabiana Vidal, Alejandra Brasesco, Fernando Villarruel, Mauricio Penta, Martín García Arango, Fernando Rizzi, Vanesa Russo, Diego Salaverri, Roberto Lizondo, Martín Fernández Dussaut, Tomás Arnaude, Pablo Fernández Pujadas, Marcos Linares, Josefina Ryberg, Natalia Ostropolsky, Lucía De Miceu, Guido Aiassa, Fiamma Toto Ruá, Delfina Meccia, María Belén Paoletta, Juan Ignacio Ríos Escobar, Camila Mindlin, Carolina Colombo, Esperanza Niez, Ailén Crespo Azconzábal, Sofía Seoane and/or Joaquina Paoloni to register any resolutions that may be approved by such Meeting of Shareholders and perform any proceedings that may be required before the relevant agencies.

Sincerely.

María Agustina Montes

Head of Market Relations